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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                       ---------------------------------

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 2


                            Fibreboard Corporation
          ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)


Delaware                                            94-0751580
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(State of incorporation or organization)            (I.R.S. Employer
                                                    Identification No.)



2200 Ross Avenue, Suite 3600
Dallas, Texas                                       75201
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(Address of principal executive offices)            (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
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Preferred Share Purchase Rights             American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:



                                    None
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                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

On May 27, 1997, Fibreboard Corporation (the "Company"), Owens Corning ("Owens Corning"), and Sierra Corp. ("Sierra"), entered into an Agreement and Plan of Merger, dated as of May 27, 1997 (the "Merger Agreement"), providing, among other things, for Sierra to make an offer (the "Offer") to acquire all outstanding shares of common stock, par value $.01 per share (the "Common Shares"), together with the associated Rights (as defined below) of the Company and for the subsequent Merger (the "Merger") of Sierra with and into the Company.

On such date, in connection with the Merger Agreement, the Company executed Amendment No. 2 (the "Rights Amendment") to the Rights Agreement, dated as of August 25, 1988 and amended on February 11, 1994, between the Company and The First National Bank of Boston, as the successor Rights Agent (the "Rights Agent"). The Rights Amendment provides that, so long as the Merger Agreement has not been terminated pursuant to the terms thereof, neither Owens Corning nor any affiliates of Owens Corning shall be deemed to be an "Acquiring Person," and that no "Distribution Date" (as such terms are defined in the Rights Agreement) shall be deemed to have occurred, solely by reason of the execution, delivery or performance of the Merger Agreement or the announcement, making or consummation of the Offer, the acquisition of Common Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transactions contemplated by the Merger Agreement.

In addition, the Rights Amendment provides that the Rights are exercisable at or prior to the earliest of (i) the close of business on February 11, 2004, (ii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, (iii) the time at which the Rights are exchanged as provided in Section 24 of the Rights Agreement or (iv) immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement). A summary of the Rights as amended follows.

                               SUMMARY OF RIGHTS

          On August 25, 1988, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each Common Share then outstanding. The dividend was payable on September 9, 1988 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $106.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

          Until the earlier to occur of (i) the tenth day after the first public announcement that a person or group of affiliated or associated persons have become an Acquiring Person (as such term is defined below) or (ii) the tenth business day (or such later date as may be determined by action of the Board
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of Directors prior to such time as any Person becomes an Acquiring Person)
following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Common Shares. The term "Acquiring Person" is defined for purposes of the Rights Agreement as any person or group of affiliated or associated persons who beneficially own 15% or more of the Common Shares of the Company then outstanding, subject to certain exceptions specified in the Rights Agreement. Notwithstanding the foregoing, so long as the Merger Agreement has not been terminated pursuant to the terms thereof, neither Owens Corning nor any affiliates of Owens Corning shall be deemed to be an "Acquiring Person," and no "Distribution Date" shall be deemed to have occurred solely by reason of the execution, delivery or performance of the Merger Agreement or the announcement, making or consummation of the Offer, the acquisition of Common Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transactions contemplated by the Merger Agreement.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire at the earliest of the close of business on February 11, 2004 (the "Final Expiration Date") and immediately prior to the Effective Time of the Merger (as such term is defined in the Merger Agreement), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, (in each case as described below).

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of

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certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

          In the event that any person or group of affiliated or associated persons becomes an Acquiring Person each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which become void), will thereafter have the right to receive upon exercise that number of Common Shares (or, in certain circumstances, cash, other securities or property) having a market value of two times the Purchase Price of the Right (such right, a "flip-in" right).

          In the event that after the time any person or group of affiliated or associated persons becomes an Acquiring Person, (i) the Company merges with or into another person, (ii) any person consolidates or merges with or into the Company and the Common Shares are changed into or exchanged for securities of another

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person (or the Company) or cash or other property, or (iii) the Company sells or transfers assets or earning power aggregating 50% or more of the assets or earning power of the Company and its subsidiaries taken as a whole, then proper provision will be made so that each holder of a Right, other than Rights that have become void, shall have the right to receive upon exercise that number of common shares of the Principal Party (as defined below) to such consolidation, merger, sale or transfer having a market value equal to two times the Purchase Price (such right, a "flip-over" right). The "Principal Party" is defined for purposes of the Rights Agreement as (i) in the case of a merger or consolidation, the person that is the issuer of the shares into which Common Shares are converted or, if no shares are so issued, the other party to such transaction or the survivor of such merger or the person resulting from such consolidation, and (ii) in the case of a sale of assets or earning power, the person receiving the greatest portion of such assets; provided, however, that if more than one person issues such shares, is a survivor in such merger or receives such assets, the "Principal Party" shall be the issuer, survivor or recipient of the common shares of which have the greatest aggregate market value, or in the case of a sale of assets or earning power, the recipient of the greatest portion of the assets or earning power transferred pursuant to such transaction, in each case, subject to certain exceptions.

          At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          At any time prior to the time a person or group of affiliated or associated persons becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights

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will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that, from and after such time as any person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group becomes an Acquiring Person.

          A copy of the Rights Agreement has been filed as an Exhibit to the Company's Registration Statement on Form 8-A. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated in this summary description by reference. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement, as amended.


ITEM 2.   EXHIBITS.

     1. Rights Agreement, dated as of August 25, 1988, between the Company and Bank of America N.T. & S.A., which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares. (Incorporated by reference to Exhibit 1

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          to the Company's Registration Statement on Form 8-A filed on September
          1, 1988).

     2. Amendment No. 1 to Rights Agreement, dated as of February 11, 1994, between the Company and The First National Bank of Boston. (Incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A/A filed on February 15, 1994).

     3. Amendment No. 2 to Rights Agreement, dated as of May 27, 1997, between the Company and The First National Bank of Boston.*

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* Filed herewith

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    FIBREBOARD CORPORATION


DATED:  May 29, 1997                By: /s/ Donald F. McAleenan
                                        --------------------------
                                        Name:   Donald F. McAleenan
                                        Title:  Vice President and Deputy
                                                General Counsel


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                                 EXHIBIT INDEX
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Exhibit No.                Description              Page No.
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

     1         Rights Agreement, dated as of
               August 25, 1988, between the
               Company and Bank of America N.T. &
               S.A., which includes the
               Certificate of Designations for
               the Series A Junior Participating
               Preferred Stock as Exhibit A, the
               form of Right Certificate as
               Exhibit B and the Summary of
               Rights to Purchase Preferred
               Shares as Exhibit C.  Pursuant to
               the Rights Agreement, printed
               Rights Certificates will not be
               mailed until as soon as
               practicable after the earlier of
               the tenth day after public
               announcement that a person or
               group has acquired beneficial
               ownership of 15% or more of the
               Common Shares or the tenth
               business day (or such later date
               as may be determined by action of
               the Board of Directors) after a
               person commences, or announces its
               intention to commence, a tender
               offer or exchange offer the
               consummation of which would result
               in the beneficial ownership by a
               person or group of 15% or more of
               the Common Shares.  (Incorporated
               by reference to Exhibit 1 to the
               Company's Registration Statement
               on Form 8-A filed on September 1,
               1988).

     2.        Amendment No. 1 to Rights Agreement,
               dated as of February 11, 1994, between
               the Company and The First National
               Bank of Boston.  (Incorporated by
               reference to Exhibit 2 to the Company's
               Registration Statement on Form 8-A/A
               filed on February 15, 1994).

     3         Amendment No. 2 to Rights
               Agreement, dated as of May 27,
               1997, between the Company and The
               First National Bank of Boston.
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